EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings including interest on deposits (1):
Income before income tax expense	$27,377	32,120	33,641	33,915	32,629
Less: Net income from noncontrolling interests	277	107	382	551	346
Income before income tax expense and after noncontrolling interests	27,100	32,013	33,259	33,364	32,283
Fixed charges	9,763	6,325	4,378	4,415	4,673
	$36,863	38,338	37,637	37,779	36,956

Preferred dividend requirement	1,629	1,566	1,426	1,235	1,017
Tax factor (based on effective tax rate)	1.22	1.46	1.45	1.30	1.48

Preferred dividends (2)	$1,990	2,285	2,072	1,611	1,501
Fixed charges (1):
Interest expense	$9,352	5,909	3,976	4,025	4,289
Estimated interest component of net rental expense	411	416	402	390	384
	9,763	6,325	4,378	4,415	4,673
Fixed charges and preferred dividends	$11,753	8,610	6,450	6,026	6,174

Ratio of earnings to fixed charges and preferred dividends (3)	3.14	4.45	5.84	6.27	5.99

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$27,100	32,013	33,259	33,364	32,283
Fixed charges	6,750	4,930	3,415	3,319	3,336
	$33,850	36,943	36,674	36,683	35,619

Preferred dividends (2)	1,990	2,285	2,072	1,611	1,501
Fixed charges:
Interest expense	$9,352	5,909	3,976	4,025	4,289
Less: Interest on deposits	3,013	1,395	963	1,096	1,337
Estimated interest component of net rental expense	411	416	402	390	384
	6,750	4,930	3,415	3,319	3,336
Fixed charges and preferred dividends	$8,740	7,215	5,487	4,930	4,837

Ratio of earnings to fixed charges and preferred dividends (3)	3.87	5.12	6.68	7.44	7.36

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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